THE ALGER PORTFOLIOS

100 Pearl Street, 27th Floor

New York, New York 10004

August 1, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly A. Browning, Ken Ellington and David Manion

Re:	The Alger Portfolios (333-272370)
Registration Statement on Form N-14

Dear Ms. Browning, Mr. Ellington and Mr. Manion:

On behalf of The Alger Portfolios (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 8, 2023 and to the undersigned and Mia G. Pillinger by telephone on June 30, 2023, July 26, 2023 and July 27, 2023, regarding Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the Commission on June 2, 2023 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), related to the reorganization of Alger Weatherbie Specialized Growth Portfolio (the “Target Portfolio”), a series of the Registrant, into Alger Small Cap Growth Portfolio (the “Acquiring Portfolio” and together with the Target Portfolio, the “Portfolios”), also a series of the Registrant (the “Reorganization”).

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about August 1, 2023, in order to reflect changes made in response to the Staff’s comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

ACCOUNTING COMMENTS

Comment No. 1:	The fee table is dated 12/31/2022. In accordance with Item 3 of Form N-14, please either confirm that the fees are still current as of the date of the N-14 or update the fee table.

Response No. 1:	Registrant will update the fees in the fee table as of June 30, 2023 in the Amendment. Registrant notes for the Staff that the Board approved the Reorganization at its meeting on May 23, 2023, and therefore did not consider the Portfolios’ fees as of June 30, 2023 in its determination.

August 1, 2023

Comment No. 2:	Please include numbers for the Acquiring Portfolio and the Combined Portfolio in the fee table for “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response No. 2:	Registrant will make the requested revisions in the Amendment.

Comment No. 3:	Please explain supplementally to the Staff the difference in the Target Portfolio’s “Other Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” as of December 31, 2022 and June 30, 2023. The Staff notes that the difference in “Other Expenses” between the periods noted is 4.16% and the difference in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” between the periods noted is 0.91%.

Response No. 3:	The Target Portfolio had approximately $2.8 million in average net assets as of December 31, 2022 and approximately $1.2 million in average net assets as of June 30, 2023. Additionally, under the Target Portfolio’s expense reimbursement agreement with FAM, the Target Portfolio’s other expenses (excluding custody fees, acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage and extraordinary expenses, to the extent applicable) are capped at 0.24% based on average daily net assets. As of December 31, 2022, the Target Portfolio had 0.04% of interest expenses which were not waived under the expense reimbursement agreement and as of June 30, 2023, the Target Portfolio had 0.95% of custody expenses which were not waived under the expense reimbursement agreement. The Target Portfolio’s decrease in assets and the difference in other expenses which are not waived under the expense reimbursement agreement contributed to the difference in “Other Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” as of December 31, 2022 and June 30, 2023.

DISCLOSURE COMMENTS

General Comments

Comment No. 4:	The Staff reminds Registrant that, in accordance with the Staff’s pronouncement on October 5, 2016, Registrant and its management are responsible for the accuracy and adequacy of Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 4:	Registrant acknowledges this statement.

Comment No. 5:	The Staff notes that the comments apply to identical or similar disclosures throughout the Registration Statement, as applicable.

Response No. 5:	Registrant acknowledges this statement and has responded accordingly.

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Comment No. 6:	If Registrant decides to decline a comment from the Staff, please include a well-reasoned and detailed analysis in support of Registrant’s decision.

Response No. 6:	Registrant acknowledges this request and has responded accordingly, where applicable.

Comment No. 7:	Registrant makes statements throughout the Registration Statement regarding the anticipated goals or benefits of the Reorganization. For purposes of a fair and balanced representation, wherever such statements appear, the Staff requests Registrant temper such statements with clarification that the goals or benefits may not be achieved, and that the benefits are not guaranteed.

Response No. 7:	Registrant will make the requested revisions in the Amendment.

Shareholder Letter

Comment No. 8:	The fourth paragraph of the Shareholder Letter states that “the Board determined that the Reorganization is in the best interests of the Target Portfolio and the Acquiring Portfolio and that the interests of the existing shareholders of the Target Portfolio and the Acquiring Portfolio will not be diluted as a result of the Reorganization.” If the Board made any best interest determinations with respect to shareholders of the Target Portfolio or the Acquiring Portfolio, please inform the Staff and harmonize the disclosure in the Shareholder Letter, Q&As and the Prospectus/Information Statement regarding these determinations.

Response No. 8:	As discussed in the section of the Prospectus/Information Statement entitled “Prospectus/Information Statement—Information About the Reorganization—Reasons for the Reorganization” the Board considered the potential benefits and costs to shareholders of the Portfolios. However, because there is no requirement under Rule 17a-8 under the 1940 Act for a board to determine that a merger be in the best interests of a merging company’s shareholders, the Board did not make a best interest determination with respect to shareholders of the Portfolios. Registrant will add a cross reference in the Shareholder Letter to the section of the Registration Statement entitled “Information About the Reorganization—Reasons for the Reorganization” in the Amendment to direct shareholders to the Board’s considerations, including potential benefits and costs to Portfolio shareholders.

Comment No. 9:	The fifth paragraph of the Shareholder Letter discusses the tax-free nature of the Reorganization, but does not include disclosure stating that the tax-free status of the Reorganization will be based on the opinion of tax counsel, as is stated elsewhere in the Registration Statement. Please add disclosure regarding the opinion of tax counsel in the Shareholder Letter.

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Additionally, the language regarding the tax-free nature of the Reorganization is anticipatory. Please confirm to the Staff whether receipt of a satisfactory opinion of tax counsel is a non-waivable condition of the Reorganization. If it is, revise the language in the Registration Statement to state definitively that the Reorganization will be tax-free, rather than stating that it is anticipated to be tax-free.

Response No. 9:	Registrant will revise the Shareholder Letter in the Amendment to state that “As a condition to the closing of the Reorganization, the Target Portfolio and the Acquiring Portfolio will receive an opinion of counsel to the effect that, for U.S. federal income tax purposes and under currently applicable U.S. federal income tax law, the Reorganization will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.”

Registrant confirms that receipt of a satisfactory opinion of tax counsel is a non-waivable condition of the Reorganization. Registrant notes, however, that the Registration Statement is filed pursuant to Rule 488 under the Securities Act and will become effective prior to the closing of the Reorganization, which is anticipated to be on or about September 29, 2023. Because counsel will not issue its opinion until the closing of the Reorganization, Registrant cannot make definitive statements regarding the tax-free nature of the Reorganization or counsel’s opinion.

Q&As (Important Information to Help You Understand the Reorganization)

Comment No. 10:	Please revise the answer to question 3 to mirror the disclosure elsewhere in the Registration Statement regarding the pro rata distribution of shares and fractional shares. Please also clarify the valuation date in the answer to question 3.

Response No. 10:	The answer to question 3 will be revised in the Amendment as follows:

You will become a shareholder of the Acquiring Portfolio, on or about September 29, 2023 (the “Closing Date”), and will no longer be a shareholder of the Target Portfolio. On the Closing Date, the Acquiring Portfolio shares received by the Target Portfolio will be distributed to Target Portfolio shareholders, and you will receive a pro rata distribution of the Acquiring Portfolio’s shares (or fractions thereof) for Target Portfolio shares held prior to the Reorganization. You will receive for your Target Portfolio shares a number of Class I-2 shares (or fractions thereof) of the Acquiring Portfolio with an aggregate net asset value equal to the aggregate net asset value of your Class I-2 shares as of the Closing Date. The Target Portfolio will then cease operations and will be terminated as a series of the Trust. The Acquiring Portfolio will be the accounting and performance survivor of the Reorganization, and the combined portfolio resulting from the Reorganization is sometimes referred to herein as the “Combined Portfolio.”

August 1, 2023

Comment No. 11:	The second paragraph of the answer to question 4 includes a discussion of the Portfolios’ net expense ratios, after taking into consideration expense reimbursement arrangements. For the purpose of avoiding misleading disclosure and for accuracy, please also include a discussion of the Portfolios’ gross expense ratios prior to the reimbursement of any expenses.

Response No. 11:	Registrant will revise the answer in the Amendment, and the relevant disclosure throughout the Amendment, to include disclosure regarding both the gross and net expense ratios for the Portfolios.

Comment No. 12:	The answer to question number 5 states that the advisory fee rates for the Target Portfolio and the Acquiring Portfolio are identical, but does not address any other potential material differences between the Portfolios’ investment advisory agreements. Please add this disclosure.

Response No. 12:	Registrant will revise the disclosure to state that the investment advisory agreement for the Portfolios is between the Manager and Registrant, and, since both Portfolios are series of Registrant, they have the same investment advisory agreement.

Comment No. 13:	With respect to the Target Portfolio’s expense reimbursement agreement discussed in the answer to question 5, please (i) supplementally confirm to the Staff whether the agreement is separate from Registrant’s investment advisory agreement, (ii) clarify that the expense limitation will not carry over to the Acquiring Portfolio and that the Acquiring Portfolio does not currently have an expense reimbursement agreement, and (iii) supplementally explain to the Staff, if there are recoupment privileges under the expense reimbursement agreement, the consequences of such recoupment after the Closing Date of the Reorganization and whether they will continue. Please consider adding a separate Q&A regarding the expense reimbursement agreement of the Target Portfolio.

Response No. 13:	Registrant will revise the disclosure to state that the Acquiring Portfolio does not have an expense limitation agreement and that the Target Portfolio’s expense limitation agreement will not carry over to the Acquiring Portfolio.

Registrant confirms to the Staff that the expense limitation agreement between Registrant and the Manager is separate from Registrant’s investment advisory agreement. Registrant further confirms to the Staff that the Manager has agreed not to recoup any fees waived or expenses reimbursed pursuant to the expense limitation agreement with the Target Portfolio upon completion of the Reorganization. While this is disclosed in the Prospectus/Information Statement, Registrant will add disclosure regarding the recoupment in the answer to question 5 as well.

August 1, 2023

Registrant believes the discussion regarding the Target Portfolio’s expense limitation agreement is appropriately discussed in its answer to question number 5 and respectfully declines to add a separate Q&A regarding this agreement. Registrant has, however, divided the response to question 5 into sections regarding the different types of fees and expenses of the Portfolios, which includes a separate section regarding the Target Portfolio’s expense limitation agreement.

Comment No. 14:	The third paragraph of the answer to question 5 states that “FAM pays a sub-advisory fee to WC out of its own resources at no additional charge to the Target Portfolio[●]” Please revise to say that FAM pays a sub-advisory fee to WC out of its own “legitimate profits.” Additionally, please note that the Staff considers sub-advisory fees to be fees payable by a fund, regardless of whether such fees are paid directly by a fund to a sub-advisory or indirectly through an adviser (see Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22). The Staff therefore considers disclosure under Item 19(a)(3) of Form N-1A to be required with respect to sub-advisory fees, as well as advisory fees.

Response No. 14:	Registrant will make the requested revision in the Amendment. Registrant acknowledges the Staff’s position regarding sub-advisory fees and notes that the SAI, including disclosure in response to Item 19(a)(3) under Form N-1A, is incorporated into the Registration Statement by reference in accordance with General Instruction F, Part B to Form N-14.

Comment No. 15:	The final sentence of the first paragraph of the answer to question 7 states that distribution of any undistributed net investment income and net realized capital gains (after reduction for any capital loss carryforwards) prior to the Reorganization will be taxable to shareholders. Please clarify how this is true if the Reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Response No. 15:	Although the Reorganization itself is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, any portfolio repositioning of the Target Portfolio prior to the Reorganization could generate capital gains for Target Portfolio shareholders, to the extent such shareholders hold Target Portfolio shares in taxable accounts. This is consistent with the requirements of Section 368(a) of the Code. Registrant will revise the final sentence of the first paragraph of the answer to question 7 (as well as disclosure throughout the Amendment) as follows:

Despite the tax-free nature of the Reorganization, portfolio repositioning of the Target Portfolio (i.e., buying and selling securities held in the Target Portfolio) before the Reorganization may generate investment income and investment gains. The Target Portfolio will distribute any such undistributed net investment income and net realized

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capital gains (after reduction for any capital loss carryforwards) prior to the Reorganization, which distribution will be taxable to Target Portfolio shareholders, to the extent such shareholders hold Target Portfolio shares in taxable accounts.

Comment No. 16:	The answer to question 10 includes a reference to Rule 17a-8 under the 1940 Act. Please either revise the answer to include more details regarding the meaning of Rule 17a-8 or add a cross reference to the section of the Prospectus/Information Statement that includes this information. Please make sure to avoid using legal jargon or legal references, which an average shareholder will not understand. Please explain supplementally to the Staff how the Reorganization does not require a shareholder vote in accordance with the requirements of Rule 17a-8.

Response No. 16:	Registrant will make the requested revisions in the Amendment.

Rule 17a-8(a)(3) under the 1940 Act provides that as long as certain conditions are satisfied (and the Reorganization otherwise complies with Rule 17a-8), the Reorganization would not require approval of the Portfolios’ shareholders. These conditions require that (i) the Target Portfolio’s policies under section 13 of the 1940 Act which cannot be changed without a vote of a majority of its outstanding voting securities cannot be materially different than those of the Acquiring Portfolio; (ii) the investment advisory agreements of the Portfolios cannot be materially different; (iii) the Target Portfolio’s Independent Trustees elected by shareholders must comprise a majority of Acquiring Portfolio’s Independent Trustees; and (iv) the Rule 12b-1 fees, if any, of the Acquiring Portfolio cannot be more than those of the Target Portfolio.

With respect to the first condition set forth above, the Target Portfolio and the Acquiring Portfolio have the same policies under section 13 of the 1940 Act. With respect to the second condition set forth above, the Portfolio’s shareholders have approved identical advisory fee rates and the scope of services provided by FAM to each Portfolio is identical and governed by the same investment advisory agreement. With respect to the third condition set forth above, as series of the Registrant, the Portfolios have the same Trustees. With respect to the fourth condition above, Class I-2 shares of the Portfolios are not subject to any Rule 12b-1 plan fees.

Comment No. 17:	Please revise the answer to question 13 for clarity, using the language of the federal securities laws. Please also provide additional details regarding redeeming shares, such as the date and time shares of the Target Portfolio will be priced, and the imposition of any fees upon redemption.

Response No. 17:	Registrant will make the requested revisions in the Amendment.

August 1, 2023

Comment No. 18:	Please add disclosure regarding the material differences in non-advisory fees of the Portfolios in the Prospectus/Information Statement. Please also consider adding a separate Q&A regarding the differences in non-advisory fees between the Portfolios and how any such differences will be impacted by the Reorganization.

Response No. 18:	The response to question 5 in the Registration Statement addresses both advisory and non-advisory fees, because it includes a discussion of the Portfolios’ total annual fund operating expenses. Registrant will add disclosure regarding the material differences in non-advisory fees of the Portfolios in the Amendment, including in the response to question 5. Registrant respectfully declines to add a separate Q&A regarding these fees, but has divided the response to question 5 into sections regarding the different types of fees and expenses of the Portfolios.

Comment No. 19:	Please consider adding a separate Q&A regarding material differences between the Portfolios’ principal investment strategies, principal investment risks, and fundamental investment restrictions. A cross reference to this discussion in the Prospectus/Information Statement can be used rather than re-stating the disclosure in the Q&A. Any material differences should be disclosed in the Prospectus/Information Statement.

Response No. 19:	Registrant will make the requested revision in the Amendment.

Prospectus/Information Statement

Comment No. 20:	Please confirm supplementally to the Staff whether the Portfolios’ semi-annual financial statements are available.

Response No. 20:	Registrant confirms that the Portfolios’ semi-annual financial statements are not yet available.

Comment No. 21:	In the first instance in the Prospectus/Information Statement where it is noted that additional information about the Target Portfolio and the Acquiring Portfolio can be found in the indicated Commission filings set forth on that page, please add Registrant’s Securities Act Registration Number, as well as the date of such Commission filing.

Response No. 21:	Registrant notes that the first reference to the Portfolios’ prospectus appears on page two of the Prospectus/Information Statement and includes the date of such document. Registrant will include a reference to Registrant’s Securities Act Registration Number as well.

Prospectus/Information Statement—Summary

Comment No. 22:	Please revise the first paragraph of the Summary in accordance with and using the language from Item 3(b) of Form N-14. The Staff notes that while disclosure may direct shareholders to read the entirety of an applicable

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document, Registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, please ensure that the first paragraph of the Summary does not include any text indicating or implying that Registrant disclaims responsibility for its own disclosure and please do not replace it with any type of qualification. Please revise any other disclaimers or qualifications in the Registration Statement.

Response No. 22:	Registrant will make the requested revisions in the Amendment.

Prospectus/Information Statement—Summary—Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios

Comment No. 23:	In the second paragraph of this section of the Summary, disclose that the principal investment strategies are materially different and briefly summarize each material difference. For example, the Staff notes that the section of the Prospectus/Information Statement entitled “Comparison of Target Portfolio and Acquiring Portfolio—Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” indicates material differences between the Portfolios’ definition of equity securities for purposes of their 80% tests, ability to invest in emerging market securities, and each Portfolio’s investment focus.

Response No. 23:	Registrant will revise the Amendment to clearly compare and discuss the material differences between the Portfolios’ principal investment strategies.

Comment No. 24:	The disclosure in the seventh paragraph of this section of the Summary states that “[d]etailed descriptions of principal investment strategies of the Target Portfolio and the Acquiring Portfolio are set forth in (i) this Prospectus/Information Statement under the caption ‘Comparison of Target Portfolio and Acquiring Portfolio—Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios;’ and (ii) the Portfolios’ Prospectus, which is incorporated herein by reference.” Please revise to state that detailed descriptions of the principal investment strategies of the Target Portfolio and the Acquiring Portfolio, and material differences between them, are disclosed elsewhere.

Response No. 24:	Registrant will make the requested revision in the Amendment.

Prospectus/Information Statement—Summary—Principal Risks of the Portfolios

Comment No. 25:	Please (i) revise this discussion to address the material differences in the Portfolios’ principal investment risks, (ii) in accordance with Item 3(c) of Form N-14, include a brief description of the materially different risks, rather than only listing them, and (iii) consider breaking this discussion into smaller paragraphs.

Response No. 25:	Registrant will revise the Amendment to clearly compare and describe the material differences between the Portfolios’ principal investment risks.

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Comment No. 26:	The disclosure in this section of the Summary states that “[d]etailed descriptions of the principal risks associated with the Target Portfolio and the Acquiring Portfolio are set forth in (i) this Prospectus/Information Statement under the caption ‘Comparison of Target Portfolio, Acquiring Portfolio and Combined Portfolio—Principal Risks of the Portfolios;’ and (ii) the Portfolios’ Prospectus, which is incorporated herein by reference.” Please revise to state that detailed descriptions of the principal risks associated with the Target Portfolio and the Acquiring Portfolio, and material differences between them, are disclosed elsewhere.

Response No. 26:	Registrant will make the requested revision in the Amendment.

Prospectus/Information Statement—Summary—Comparison of Advisory Fees and Total Annual Fund Operating Expenses

Comment No. 27:	In accordance with Item 3(a) of Form N-14, this section should be revised to match the format required under Form N-1A. While the Staff does not object to a brief introduction to the fee table, the language used should more closely track Form N-1A and should not include a discussion of sales charges or fee waivers.

Response No. 27:	Registrant will make the requested revisions in the Amendment.

Comment No. 28:	Please revise footnote 4 to the fee table to clarify whether the Target Portfolio’s expense reimbursement agreement will terminate upon closing of the Reorganization. Additionally, please disclose the consequences of any recoupment privileges under the expense reimbursement agreement after the Closing Date of the Reorganization in footnote 4 to the fee table.

Response No. 28:	Please see Registrant’s response to Comment No. 13. Registrant further notes that footnote 4 to the fee table appears only under the Target Portfolio’s column, and not the columns for the Acquiring Portfolio or the Combined Portfolio. Additionally, the language of footnote 4 refers only to the Target Portfolio and not the Acquiring Portfolio, the Combined Portfolio, or the Portfolios. However, Registrant will add a sentence to footnote 4 stating that the Target Portfolio’s expense reimbursement agreement will terminate upon closing of the Reorganization.

Registrant will add a sentence to footnote 4 explaining that FAM has agreed not to recoup any fees waived or expenses reimbursed pursuant to the expense reimbursement agreement for the Target Portfolio upon closing of the Reorganization.

Prospectus/Information Statement—Information About the Reorganization—Reasons for the Reorganization

Comment No. 29:	To the extent applicable, please add disclosure indicating whether the Board considered whether (i) the Manager may benefit from the

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Reorganization in any material way, and (ii) there are any material adverse consequences for the Portfolios or their shareholders that are expected to result from the Reorganization. Please also consider adding separate Q&As in the Amendment regarding any such potential material benefits or material adverse consequences.

Response No. 29:	Registrant confirms that the Board considered potential material benefits to the Manager and potential material adverse consequences to the Portfolios and their shareholders, including that the Acquiring Portfolio does not have an expense reimbursement agreement, while the Target Portfolio does. Registrant will revise the Amendment to include disclosure regarding these considerations. Registrant notes that the answer to question 8 in the Q&A section refers shareholders to this section of the Registration Statement and therefore respectfully declines to add a separate Q&A regarding the Board’s consideration of potential material benefits or material adverse consequences.

Comment No. 30:	In the first paragraph of this section, it is disclosed that the Board received written materials containing relevant information about the Acquiring Portfolio and the proposed Reorganization. Please provide additional disclosure regarding what materials the Board received and who provided them (for example, were materials provided by third parties). If the Board did not receive material from third parties, please supplementally tell the Staff why.

Response No. 30:	Registrant will make the requested revisions in the Amendment. The Board received materials from FAM and counsel to Registrant, and legal advice, including a memorandum, from counsel to the Independent Trustees. No third-party materials were provided nor requested by the Board, including the independent trustees, other than as provided by counsel. Registrant does not believe it is common practice for boards of mutual funds to receive third-party materials in connection with affiliated fund mergers effected at net asset value. Registrant notes that the Board regularly receives information about the Portfolios’ fees and expenses, as well as performance, as part of the Board’s annual 15(c) consideration of the Portfolios’ advisory arrangements.

Comment No. 31:	The final sentence of the fourth paragraph of this section states that “the Board considered that the Reorganization will reduce the amount of fees and expenses FAM has contractually agreed to waive or reimburse.” Since Registrant has indicated that the expense reimbursement agreement with respect to the Target Portfolio will be terminated upon closing of the Reorganization and will not carry over to the Acquiring Portfolio, what is the purpose of this disclosure? Please revise for clarity.

Response No. 31:	Please refer to Registrant’s response to Comment No. 29.

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Comment No. 32:	FAM currently pays a sub-advisory fee to WC for managing the Target Portfolio. Please disclose what consideration, if any, the Board gave to the fact that FAM will no longer pay this fee upon closing of the Reorganization, whether this gives rise to any benefits to FAM, and what conflicts, if any, this presents.

Response No. 32:	Under the terms of the sub-advisory agreement between FAM and WC, FAM pays WC 70% of the advisory fee it receives from the Target Portfolio, net of any waivers. Registrant notes that during the fiscal years ended December 31, 2020, 2021, and 2022, FAM paid WC $0, $0, and $0, respectively, under the terms of the sub-advisory agreement in respect of the Target Portfolio, due to fee waivers in effect. Since neither FAM nor WC received actual advisory or sub-advisory fees for the fiscal years noted, there were no benefits or conflicts regarding such fees for the Board to consider.

Comment No. 33:	Please disclose what consideration, if any, the Board gave to the fact that WC will no longer be part of the management structure after closing of the Reorganization. If there are no material differences in the management between FAM and WC, please clarify this point.

Response No. 33:	Registrant notes that the disclosure in the second bullet point of this section addresses the fact that the Combined Portfolio will be advised by FAM and WC will not serve as a sub-adviser. FAM and WC are affiliates, operate under the same corporate structure, are both growth managers, and follow similar investment processes. This information was presented to the Board, which understood that FAM, as investment adviser, will continue to be primarily responsible for the management of the Combined Portfolio. In addition, the material difference—namely the difference in portfolio managers—is disclosed. Registrant will revise the Amendment to enhance the disclosure in the second bullet point of this section regarding these considerations.

Comment No. 34:	The disclosure in the first bullet point in this section should be revised using a standard of materiality to address material differences in the Portfolios’ principal investment strategies, principal risks, investment objectives, and investment restrictions.

Response No. 34:	Registrant will make the requested revisions in the Amendment.

Comment No. 35:	The disclosure in the fourth bullet point in this section should be revised to (i) include the Board’s consideration of material differences in non-advisory fees, such as Distribution and/or Service (12b-1) Fees, Other Expenses, and Annual Fund Operating Expenses, between the Portfolios, and (ii) address the effect of the Reorganization on Annual Fund Operating Expenses. Please use the terminology regarding fees in Form N-14 and N-1A in this disclosure.

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Response No. 35:	Registrant will make the requested revisions in the Amendment.

Comment No. 36:	The disclosure in the fifth bullet point in this section should be enhanced to address whether the Board considered economies of scale and what conclusions the Board drew. If the Board did not consider economies of scale, please explain supplementally to the Staff why.

Response No. 36:	Registrant notes that the fifth bullet point in this section relates to the comparative performance of the Target Portfolio and the Acquiring Portfolio. Registrant believes a discussion of the Board’s consideration of economies of scale is addressed in the sixth bullet point in this section, regarding the relative asset size of each Portfolio.

Comment No. 37:	Please disclose what consideration, if any, the Board gave to the cost of the Reorganization to be borne directly or indirectly by the Portfolios or their shareholders. If the Board did not consider this information, please explain supplementally to the Staff why.

Response No. 37:	Registrant notes that the eighth bullet point in this section states that the Board considered that FAM and/or its affiliates will bear the expenses relating to the Reorganization, “except brokerage commissions and other transaction costs associated with portfolio sales, which will be borne by the Target Portfolio. The Board considered the reasonableness of such costs in light of the proposed benefits of the Reorganization to the Target Portfolio’s shareholders[●]”. Registrant will add disclosure that such costs are estimated to be approximately $799 in the Amendment.

Prospectus/Information Statement—Information About the Reorganization—Plan of Reorganization

Comment No. 38:	Please revise the first sentence of the first paragraph of this section to say “[t]he following is a brief summary of the material terms of the Plan, which is attached to this Prospectus/Information Statement as Exhibit A.” Please also ensure that similar language appears in the first paragraph of the section of the Prospectus/Information Statement entitled “Prospectus/Information Statement—Information About the Reorganization.”

Response No. 38:	Registrant will make the requested revisions in the Amendment.

Comment No. 39:	Please revise the third sentence of the first paragraph of this section to delete the word “generally.”

Response No. 39:	Registrant will make the requested revision in the Amendment.

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Prospectus/Information Statement—Comparison of Target Portfolio, Acquiring Portfolio and Combined Portfolio—Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios

Comment No. 40:	Please consider revising the section header to use a word other than analysis, because this discussion is a comparison rather than an analysis.

Response No. 40:	Registrant will move the disclosure from this section in the Amendment to the Section of the Prospectus/Information entitled “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios.” The section header will, therefore, no longer appear in the Amendment.

Comment No. 41:	Please revise the second paragraph of this section to clarify the material differences between each Portfolio’s 80% policy.

Response No. 41:	Please refer to Registrant’s response to Comment No. 23 and Comment No. 40.

Prospectus/Information Statement—Comparison of Target Portfolio, Acquiring Portfolio and Combined Portfolio—Principal Risks of the Portfolios

Comment No. 42:	The second sentence of the first paragraph of this section states that “The Portfolios have similar principal risks, but there are also differences, as noted below.” Because the table compares the risks between the Portfolios, consider deleting this sentence as it is unnecessary.

Response No. 42:	Registrant notes that it will move the disclosure from this section in the Amendment to the section of the Prospectus/Information Statement entitled “Comparison of Principal Risks of the Portfolios.” Registrant will make the requested revision in that section of the Amendment.

Comment No. 43:	Please consider using bold font for the sentence after the comparison table.

Response No. 43:	Registrant will make the requested revision in the Amendment.

Prospectus/Information Statement—Additional Information About Target Portfolio and Acquiring Portfolio

Comment No. 44:	Please either (i) move the disclosure in the first paragraph of this section to or (ii) add a cross reference to the disclosure in the first paragraph of this section upon the first instance where incorporating by reference the Target Portfolio’s and the Acquiring Portfolio’s Prospectus and SAI is mentioned. Please add a sentence stating that the SAI is available upon oral or written request and without charge.

Response No. 44:	Please refer to Registrant’s response to Comment No. 19. Registrant believes the disclosure included on the cover page of the Prospectus/Information Statement meets the requirements of General Instruction F to Form N-14.

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Signature Page

Comment No. 45:	Consistent with Section 6(a) of the Securities Act, the Staff believes the signature page should be signed by Registrant’s Principal Accounting Officer or Comptroller. Please explain to the Staff why such title is not being used.

Response No. 45:	Registrant’s Principal Financial Officer has these responsibilities, notwithstanding that no title of “Principal Accounting Officer” or “Comptroller” exists for Registrant.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Kirkland & Ellis LLP